04040424

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________ to ______________

Commission file number 333-97169

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Mt. Troy Bank Employees' Savings & Profit Sharing Plan and Trust

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reserve Bancorp, Inc.
2000 Mt. Troy Road
Pittsburgh, Pennsylvania 15212

## REQUIRED INFORMATION

Financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached at Exhibit 1 as Schedule I of the 2003 Form 5500.

## SIGNATURES

*The Plan.* Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mt. Troy Bank Employees'
Savings & Profit Sharing Plan and Trust

Date: 8/9, 2004

By: Robert B. Kastan
Robert B. Kastan
Plan Administrator

## EXHIBIT 1

## 2003 Form 5500

C16

Form 5500

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

# Annual Return/Report of Employee Benefit Plan

**This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).**

**▶ Complete all entries in accordance with the instructions to the Form 5500.**

Official Use Only
OMB Nos. 1210-0110
1210-0089

**2003**

**This Form is Open to Public Inspection.**

## Part I Annual Report Identification Information

**For the calendar plan year 2003 or fiscal plan year beginning , and ending ,**

**A** This return/report is for:
(1) ☐ a multiemployer plan;
(2) ☒ a single-employer plan (other than a multiple-employer plan);
(3) ☐ a multiple-employer plan; or
(4) ☐ a DFE (specify) ________

**B** This return/report is:
(1) ☐ the first return/report filed for the plan;
(2) ☐ an amended return/report;
(3) ☐ the final return/report filed for the plan;
(4) ☐ a short plan year return/report (less than 12 months).

**C** *If the plan is a collectively-bargained plan, check here* . . . . . . ▶ ☐

**D** If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions) . . . . . . ▶ ☐

## Part II Basic Plan Information -- enter all requested information.

**1a** Name of plan
MT. TROY BANK
EMPLOYEES' SAVINGS & PROFIT SHARING
PLAN AND TRUST

**1b** Three-digit plan number (PN) ▶ 003

**1c** Effective date of plan (mo., day, yr.)
01/01/2002

**2a** Plan sponsor's name and address (employer, if for a single-employer plan)
(Address should include room or suite no.)
MT. TROY BANK

2000 MT. TROY ROAD

PITTSBURGH PA 15212

**2b** Employer Identification Number (EIN)
25-0679320

**2c** Sponsor's telephone number
412-322-6107

**2d** Business code (see instructions)
522120

**Caution:** A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

**SIGN HERE** Robert B. Kastan | 7/19/04 | Robert B. Kastan

**Signature of plan administrator** | Date | Type or print name of individual signing as plan administrator

**SIGN HERE** Robert B. Kastan | 7/19/04 | Robert B. Kastan

**Signature of employer/plan sponsor/DFE** | Date | Type or print name of individual signing as employer, plan sponsor or DFE



[redacted]

[redacted]

Official Use Only

| | |
|---|---|
| **3a** Plan administrator's name and address (If same as plan sponsor, enter "Same")<br>RICHARD A. SINEWE<br><br>2000 MT. TROY ROAD<br><br>PITTSBURGH PA 15212 | **3b** Administrator's EIN<br>25-0679320<br><br>**3c** Administrator's telephone number<br>412-322-6107 |
| **4** If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:<br>**a** Sponsor's name | **b** EIN<br><br>**c** PN |
| **5** Preparer information (optional) **a** Name (including firm name, if applicable) and address | **b** EIN<br><br>**c** Telephone number |

| | | |
|---|---|---|
| **6** Total number of participants at the beginning of the plan year | **6** | 9 |
| **7** Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**) | | |
| **a** Active participants | **7a** | 9 |
| **b** Retired or separated participants receiving benefits | **7b** | 0 |
| **c** Other retired or separated participants entitled to future benefits | **7c** | 0 |
| **d** Subtotal. Add lines **7a, 7b,** and **7c** | **7d** | 9 |
| **e** Deceased participants whose beneficiaries are receiving or are entitled to receive benefits | **7e** | 0 |
| **f** Total. Add lines **7d** and **7e** | **7f** | 9 |
| **g** Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item) | **7g** | 9 |
| **h** Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested | **7h** | 0 |
| **i** If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500) | **7i** | 0 |

**8** Benefits provided under the plan (complete **8a** and **8b** as applicable)

**a** [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2G 2J 2K 3E

**b** [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

| **9a** Plan funding arrangement (check all that apply) | **9b** Plan benefit arrangement (check all that apply) |
|---|---|
| (1) [ ] Insurance | (1) [ ] Insurance |
| (2) [ ] Code section 412(i) insurance contracts | (2) [ ] Code section 412(i) insurance contracts |
| (3) [X] Trust | (3) [X] Trust |
| (4) [ ] General assets of the sponsor | (4) [ ] General assets of the sponsor |

v6.1

[redacted]

Official Use Only

**10** Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

**a Pension Benefit Schedules**

- **(1)** [X] **R** (Retirement Plan Information)
- **(2)** [X] 1 **T** (Qualified Pension Plan Coverage Information)

  If a Schedule T is not attached because the plan is relying on coverage testing information for a prior year, enter the year . . . . . . . . . . . . . . . . . . . ▶ ______
- **(3)** [ ] **B** (Actuarial Information)
- **(4)** [ ] **E** (ESOP Annual Information)
- **(5)** [ ] **SSA** (Separated Vested Participant Information)

**b Financial Schedules**

- **(1)** [ ] **H** (Financial Information)
- **(2)** [X] **I** (Financial Information -- Small Plan)
- **(3)** [ ] ______ **A** (Insurance Information)
- **(4)** [ ] **C** (Service Provider Information)
- **(5)** [X] **D** (DFE/Participating Plan Information)
- **(6)** [ ] **G** (Financial Transaction Schedules)
- **(7)** [X] 1 **P** (Trust Fiduciary Information)

v6.1

[redacted]

**SCHEDULE D**
**(Form 5500)**

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

# DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

**2003**

**This Form is Open to Public Inspection.**

For calendar plan year 2003 or fiscal plan year beginning , and ending ,

**A** Name of plan or DFE
MT TROY SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHA

**B** Three-digit plan number ▶ 003

**C** Plan or DFE sponsor's name as shown on line 2a of Form 5500
MT. TROY SAVINGS BANK, FSB

**D Employer Identification Number** 25-0679320

**Part I Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)**

**(a)** Name of MTIA, CCT, PSA, or 103-12IE EQUITY INDEX FUND F

**(b)** Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

**(c)** EIN-PN 94-3262720-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 67525

**(a)** Name of MTIA, CCT, PSA, or 103-12IE STABLE VALUE FUND

**(b)** Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

**(c)** EIN-PN 94-3272739-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 66152

**(a)** Name of MTIA, CCT, PSA, or 103-12IE MIDCAPITALIZATION EQUITY INDEX FUND

**(b)** Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

**(c)** EIN-PN 94-3272818-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 8972

**(a)** Name of MTIA, CCT, PSA, or 103-12IE MONEY MARKET FUND

**(b)** Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

**(c)** EIN-PN 94-6450621-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1330

Official Use Only

**(a)** Name of MTIA, CCT, PSA, or 103-12IE 20+ TREASURY BOND F

**(b)** Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

**(c)** EIN-PN 94-3272815-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1532

---

**(a)** Name of MTIA, CCT, PSA, or 103-12IE EAFE LITE FUND

**(b)** Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

**(c)** EIN-PN 94-3272738-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1120

---

**(a)** Name of MTIA, CCT, PSA, or 103-12IE STRATEGIC ASSET ALLOCATION GROWTH F

**(b)** Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

**(c)** EIN-PN 94-3272737-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 511

---

**(a)** Name of MTIA, CCT, PSA, or 103-12IE EQUITY VALUE FUND F

**(b)** Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

**(c)** EIN-PN 94-3315910-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 8375

---

**(a)** Name of MTIA, CCT, PSA, or 103-12IE RUSSELL 2000 INDEX FUND F

**(b)** Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

**(c)** EIN-PN 94-3318704-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1153

---

**(a)** Name of MTIA, CCT, PSA, or 103-12IE ______

**(b)** Name of sponsor of entity listed in (a) ______

**(c)** EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

---

v6.1

[redacted]

Official Use Only

## Part II Information on Participating Plans (to be completed by DFEs)

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

SCHEDULE I
(Form 5500)
Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

# Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only
OMB No. 1210-0110
**2003**
**This Form is Open to Public Inspection.**

For calendar year 2003 or fiscal plan year beginning , and ending ,

| | |
|---|---|
| **A** Name of plan<br>MT TROY SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SH | **B** Three-digit plan number ▶ 003 |
| **C** Plan sponsor's name as shown on line 2a of Form 5500<br>MT. TROY SAVINGS BANK, FSB | **D** Employer Identification Number<br>25-0679320 |

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

## Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

| | | (a) Beginning of Year | (b) End of Year |
|---|---|---|---|
| **1 Plan Assets and Liabilities:** | | | |
| a Total plan assets | 1a | 526111 | 735735 |
| b Total plan liabilities | 1b | | |
| c Net plan assets (subtract line 1b from line 1a) | 1c | 526111 | 735735 |
| **2 Income, Expenses, and Transfers for this Plan Year:** | | **(a) Amount** | **(b) Total** |
| a Contributions received or receivable | | | |
| (1) Employers | 2a(1) | 9445 | |
| (2) Participants | 2a(2) | 26235 | |
| (3) Others (including rollovers) | 2a(3) | | |
| b Noncash contributions | 2b | | |
| c Other income | 2c | 177087 | |
| d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c) | 2d | | 212767 |
| e Benefits paid (including direct rollovers) | 2e | | |
| f Corrective distributions (see instructions) | 2f | | |
| g Certain deemed distributions of participant loans (see instructions) | 2g | | |
| h Other expenses | 2h | 3143 | |
| i Total expenses (add lines 2e, 2f, 2g, and 2h) | 2i | | 3143 |
| j Net income (loss) (subtract line 2i from line 2d) | 2j | | 209624 |
| k Transfers to (from) the plan (see instructions) | 2k | | |

**3 Specific Assets:** If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

| | | Yes | No | Amount |
|---|---|---|---|---|
| a Partnership/joint venture interests | 3a | | X | |
| b Employer real property | 3b | | X | |

Official Use Only

| | | | Yes | No | Amount |
|---|---|---|---|---|---|
| 3c | Real estate (other than employer real property) | 3c | | X | |
| d | Employer securities | 3d | X | | 539729 |
| e | Participant loans | 3e | X | | 9513 |
| f | Loans (other than to participants) | 3f | | X | |
| g | Tangible personal property | 3g | | X | |

## Part II Transactions During Plan Year

During the plan year:

| | | | Yes | No | Amount |
|---|---|---|---|---|---|
| 4a | Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program) | 4a | | X | |
| b | Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participants' account balance | 4b | | X | |
| c | Were any leases to which the plan was a party in default or classified during the year as uncollectible? | 4c | | X | |
| d | Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.) | 4d | | X | |
| e | Was the plan covered by a fidelity bond? | 4e | | X | |
| f | Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty? | 4f | | X | |
| g | Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser? | 4g | | X | |
| h | Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser? | 4h | | X | |
| i | Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest? | 4i | | X | |
| j | Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC? | 4j | | X | |
| k | Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach the IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.) | 4k | X | | |

**5a** Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year. ☐ **Yes** ☒ **No** **Amount** ________

**5b** If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

| **5b(1)** Name of plan(s) | **5b(2)** EIN(s) | **5b(3)** PN(s) |
|---|---|---|
| | | |
| | | |
| | | |

v6.1

**SCHEDULE P (FORM 5500)**

Department of the Treasury
Internal Revenue Service

# Annual Return of Fiduciary of Employee Benefit Trust

**This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).**

**Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).**

**▶ File as an attachment to Form 5500 or 5500-EZ.**

Official Use Only

OMB No. 1210-0110

**2003**

**This Form is Open to Public Inspection.**

For trust calendar year 2003 or fiscal year beginning , and ending ,

**1a** Name of trustee or custodian

THE BANK OF NEW YORK

**b** Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

ONE WALL STREET

**c** City or town, state, and ZIP code

NEW YORK NY 10286

**2a** Name of trust
MT TROY SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUS

**b** Trust's employer identification number 25-0679320

**3** Name of plan if different from name of trust

**4** Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? . . . . . . . . ☒ Yes ☐ No

**5** Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ . . . . . . . . ▶ 25-0679320

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

**SIGN HERE** **Signature of fiduciary** ▶ [signature] James D. Travers **Date** ▶ MAY 03 2004

**For the Paperwork Reduction Notice and OMB Control Numbers, *see the instructions for Form 5500 or 5500-EZ.*** v6.1 **Schedule P (Form 5500) 2003**

[redacted]

Official Use Only

**SCHEDULE T**
**(Form 5500)**

Department of the Treasury
Internal Revenue Service

# Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

**2003**

**This Form is Open to Public Inspection.**

For calendar year 2003 or fiscal plan year beginning , and ending ,

**A** Name of plan
MT TROY SAVINGS BANK EMPLOYEES' SAVINGS & PROFIT SHARI

**B** Three-digit plan number ▶ 003

**C** Plan sponsor's name as shown on line 2a of Form 5500
MT. TROY SAVINGS BANK, FSB

**D** **Employer Identification Number**
25-0679320

**Note:** If the plan is maintained by:

- More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).
- An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

**1** If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

**1a** Name of participating employer

**1b** **Employer identification number**

**2** If the employer maintaining the plan operates QSLOBs, enter the following information:

**a** The number of QSLOBs that the employer operates is________.

**b** The number of such QSLOBs that have employees benefiting under this plan is________.

**c** Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? . . . ☐ Yes ☐ No

**d** If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates. ▶

**3** Exceptions -- Check the box before each statement that describes the plan or the employer. Also see instructions.
**If you check any box, do not complete the rest of this Schedule.**

**a** ☐ The employer employs only highly compensated employees (HCEs).

**b** ☐ No HCEs benefited under the plan at anytime during the plan year.

**c** ☐ The plan benefits only collectively-bargained employees.

**d** ☐ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

**e** ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).

Official Use Only

4 Enter the date the plan year began for which coverage data is being submitted. Month 01 Day 01 Year 2003

a Did any leased employees perform services for the employer at any time during the plan year? ☐ Yes ☒ No

b In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4), does the employer aggregate plans? ☐ Yes ☒ No

c Complete the following:

| | | | |
|---|---|---|---|
| (1) | Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including leased employees and self-employed individuals | c(1) | 10 |
| (2) | Number of excludable employees as defined in IRS regulations (see instructions) | c(2) | 0 |
| (3) | Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1)) | c(3) | 10 |
| (4) | Number of nonexcludable employees (line 4c(3)) who are HCEs | c(4) | 0 |
| (5) | Number of nonexcludable employees (line 4c(3)) who benefit under the plan | c(5) | 9 |
| (6) | Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs | c(6) | 0 |

d Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the information on lines 4c and 4d pertains (see instructions) ► 401(K) **d** 90.0 %

e Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).

| | Disaggregated part: | Ratio Percentage: | Exception: |
|---|---|---|---|
| (1) | 401(M) | 90.0 | |
| (2) | | | |
| (3) | | | |

f This plan satisfies the coverage requirements on the basis of (check one): (1) ☒ the ratio percentage test (2) ☐ average benefit test

v6.1

**EXHIBIT 99.1**

**Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

Exhibit 99.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Mt. Troy Bank Employees' Savings & Profit Sharing Plan and Trust ( the "Plan") on Form 11-K for the year ended December 31, 2003, as filed by Reserve Bancorp, Inc. (the "Company") with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert B. Kastan, Treasurer and Controller (Principal Accounting Officer), hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1) This report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in this report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Robert B. Kastan

Robert B. Kastan
Plan Administrator
Treasurer and Controller

8/9, 2004

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.